# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: STRYKER CORP, CIK 0000310764
CUSIP: 863667101
Title of class of securities: Common Stock, $0.10 par value
Address of issuer's principal executive offices: 1941 STRYKER WAY, PORTAGE, Michigan (MI), 49002
Date of event which requires filing of this statement: 02/27/2026
Filed by CIK 0001242914
Persons authorized to receive notices and communications: Ronda E. Stryker, 211 South Rose Street, Kalamazoo, Michigan (MI), 49071, (269) 553-6948

## Reporting persons
- STRYKER RONDA E (CIK 0001242914): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 2,235,338; shared voting power 12,987,993; sole dispositive power 2,235,338; shared dispositive power 12,987,993; aggregate amount beneficially owned 15,223,331 (4% of the class); the aggregate amount excludes certain shares

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.10 par value
Name of issuer: STRYKER CORP
Address of issuer's principal executive offices: 1941 STRYKER WAY, PORTAGE, Michigan (MI), 49002

## Item 2. Identity and Background
Name of person filing: Ronda E. Stryker
Residence or business address: c/o Greenleaf Trust, 211 South Rose Street, Kalamazoo, Michigan 49007
Present principal occupation or employment: Vice Chair and a Director of Greenleaf Trust, a bank. She is also a director of the Company, the granddaughter of the founder of the Company and the daughter of a former President of the Company
Criminal convictions in the last five years: Has not
Civil proceedings (securities laws) in the last five years: Has not
Citizenship: United States citizen

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: This Schedule is being amended to report a change of at least 1% in the share ownership of the Company as previously reported on an amended 13D dated March 13, 2020.

## Item 4. Purpose of Transaction
Purpose of transaction:
Ronda E. Stryker intends to evaluate on an ongoing basis her investment in the Company and her options with respect to such investment. Ronda E. Stryker and her husband may, from time to time, acquire additional Common Shares (1) by the exercise or additional vesting of options, (2) by the grant of additional options or other equity awards by the Company or (3) from time to time for investment purposes if market conditions are favorable, in the open market, in privately negotiated transactions or otherwise. Ronda E. Stryker and her husband may also dispose of some or all of the Companys Common Shares that they beneficially own, periodically, by public or private sale (registered or unregistered and with or without the simultaneous sale of newly-issued Common Shares by the Company), gift, expiration of options, forfeiture of restricted shares or otherwise, including, without limitation, sales of Common
Shares pursuant to Rule 144 under the Securities Act of 1933, as amended, or otherwise.
Ronda E. Stryker and her husband reserve the right not to acquire Common Shares at any given time and not to dispose of all or part of Common Shares they may own at any given time if they determine such acquisition or disposal is not in their best interests at the time in question.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 15,223,331 aggregate, 4%
Number of shares as to which each person has sole or shared power to vote or dispose:
Ronda E. Stryker has sole voting and investment power over 2,235,338 Common Shares reported above as beneficially owned by her and held by her either directly, in her revocable trust or subject to options exercisable by her.
William D. Johnston is Ronda E. Stryker's husband. As a result, Ronda E. Stryker may be deemed to share voting and investment power over the Common Shares held by William D. Johnston.
Ronda E. Stryker has a special power of appointment over the Company's Common Shares held in the LLS Subtrust and the power to change the trustee of that Subtrust. As a result, she may be deemed to share voting and dispositive power over the Common Shares held in the LLS Subtrust. The LLS Subtrust is administered by Greenleaf Trust, a nationally chartered bank marketing fiduciary services to the general public. Ronda E. Stryker is a shareholder and director of Greenleaf Trust. Ronda E. Stryker's husband, William D. Johnston, is the controlling shareholder of Greenleaf Trust.
Greenleaf Trust holds Common Shares in its fiduciary capacity on behalf of various trust and investment management customers, some of whom have the right to receive, or the power to direct the receipt of, dividends from or the proceeds from the sale of these securities. Including the shares held in the LLS Subtrust, Greenleaf Trust has sole voting and dispositive power over 122,825 Common Shares held in accounts over which it has discretionary management power, and 16,678,829 Common Shares held in trusts over which it shares voting or dispositive power with co-trustees or beneficiaries, for a total of 16,801,654 Common Shares, or 4.4 percent of the outstanding Common Shares. Except for the Common Shares held in the LLS Subtrust, Ronda E. Stryker specifically disclaims beneficial ownership of, and this Schedule 13D does not report, shares held by Greenleaf Trust in accounts over which Ronda E. Stryker possesses neither fiduciary discretion nor powers or privileges as a beneficiary. Ronda E. Stryker also expressly disclaims status as a "group" with Greenleaf Trust or William D. Johnston for purposes of this Schedule 13D.
Ronda E. Stryker, her husband, William D. Johnston, and their adult children are trustees of the Foundation. Decisions of the Foundation are controlled by majority vote of the trustees. As a result, Ronda E. Stryker may be deemed to share voting and investment power over the Common Shares held in the Foundation. Ronda E. Stryker expressly disclaims status as a "group" with the Foundation, William D. Johnston or their adult children who are trustees of the Foundation for purposes of this Schedule 13D.
William D. Johnston's and Greenleaf Trust's principal business address is c/o Greenleaf Trust, 211 South Rose Street, Kalamazoo, Michigan 49007. William D. Johnston's principal occupation or employment is Chairman of Greenleaf Trust, a Michigan state chartered bank marketing fiduciary services to the general public.
Neither William D. Johnston nor Greenleaf Trust has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither William D. Johnston nor Greenleaf Trust has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. William D. Johnston is a citizen of the United States of America.
Transactions in the class effected during the past sixty days:
The following transactions occurred in the 60 days prior to the filing of this amendment (1) 4,570 options were exercised on January 14, 2026; (2) a gift of 655,800 shares of the Company was initiated on 2/2/2026; (3) a sale of 500,000 shares of the Company was initiated on 2/4/2026; (4) a transfer of 42,000 shares of the Company was initiated on 2/4/2026
Other persons with the right to receive dividends or sale proceeds:
Other than (1) Greenleaf Trust, with respect to the Common Shares in the LLS
Subtrust, (2) the Foundation and its trustees, with respect to the Common Shares held by the
Foundation, (3) William D. Johnston with respect to the Common Shares held by him, and (4)
the beneficiaries of the LLS Subtrust, namely Ronda E. Stryker and her issue, no person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by Ronda E. Stryker
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: February 28, 2026

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Other than (1) those relationships with other trustees of the Foundation and the other owners and directors of Greenleaf Trust, (2) Ronda E. Stryker's oversight responsibilities for the
Foundation, which are shared with the other trustees of the Foundation, (3) Ronda E. Stryker's rights and privileges under the governing instrument of the LLS Subtrust, some of which are shared with the trustee of that Subtrust, (4) Ronda E. Stryker's rights and privileges under her revocable trust instrument with respect to the Common Shares held in her revocable trust, and (5)
the option agreements between Ronda E. Stryker and the Company and the related stock option plan with respect to the shares underlying stock options beneficially owned by Ronda E. Stryker,
Ronda E. Stryker does not have any contracts, arrangements, understandings or relationships
(legal or otherwise) with any person with respect to any Common Shares or any other securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits or loss, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 2011 Long-Term Incentive Plan (as amended and restated effective May 8, 2025), incorporated by reference to Appendix B to the Proxy Statement for the Company's 2025 Annual Meeting of Shareholders (Commission File No. 001-13149)

## Signatures
- STRYKER RONDA E: Ronda E Stryker, Director (04/14/2026)